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202-508-8026
202-661-7421 (Fax)

WRITER’S EMAIL ADDRESS:

jesse.kanach@shearman.com

June 5, 2013

Via EDGAR Correspondence Filing

Mr. Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:  Cantor Opportunistic Alternatives Fund, LLC (formerly Cadogan Opportunistic Alternatives Fund, LLC (the “Company”) (File No. 811-21943)

Dear Mr. Long:

On behalf of the Company, this letter responds to comments that you provided on March 26, 2013, regarding three of the Company’s Form N-CSR filings (collectively, the “N-CSR’s”), which were filed with the Securities and Exchange Commission on December 7, 2011, June 8, 2012 and December 7, 2012.  The items below identify your comments and offer the Company’s responses.

I.	Statement of Assets & Liabilities – Page 6 of the 2011 N-CSR and Page 7 of the 2012 N-CSR’s

1.	COMMENT: You stated that if there is an amount payable to the directors of the Company, then this amount payable must be listed as a separate line item under Liabilities.

RESPONSE:  In response to your comment, the Company will add the amount payable to the directors as a separate line item in the Statement of Assets & Liabilities section of the Company’s financial statements to be included in its upcoming Form N-CSR filing.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Jeff Long

II.	Statement of Operations – Page 8 of the N-CSR filed on December 7, 2011

1.	COMMENT: With respect to the N-CSR filed on December 7, 2011, you requested clarification as to the nature of a line item labeled “Security Redemption Fee” in the Statement of Operations.

RESPONSE:  As we discussed in our telephone conversation, the Company confirms that it paid the Security Redemption Fee for redeeming its investments in the portfolio hedge funds.

2.
COMMENT: You requested that the Company disclose, if applicable, that Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”) recoups the amount of the fee waiver and the expense reimbursement (as referenced in the Company’s registration statement filed on September 25, 2012) and the amounts subject to recoupment in each of the relevant years.

RESPONSE:  The Company confirms that the Adviser is not entitled to recoup the amount of the fee waiver and expense reimbursement.

III.	Notes to Financial Statements – Page 13 of the N-CSR filed on December 7, 2012

1.	COMMENT: You noted the following disclosure in Note 2.C of the Financial Statements dated March 31, 2012:

Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Company would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. For example, when a Portfolio Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Portfolio Fund interests, the Company may determine that it is appropriate to apply such a discount. Any such decision would be made in good faith, and subject to the review and supervision of the Board.

You requested that the Company describe whether the valuations include the amount of any such premium or discount, and to provide supplementally an example of the kinds of circumstances under which the inclusion of a premium may be appropriate.

Mr. Jeff Long

RESPONSE:    The March 31, 2012 valuations do not reflect any such premium or discount.  As requested, the Company hereby explains supplementally that an example under which a premium hypothetically could be applied includes the following:

If an underlying portfolio company were to report a value to the Company as of a time prior to the time as of which the Company valued the security, and the Company was aware that a major event occurred in the meantime that would significantly increase or decrease the value of that security, then, after consideration of additional available information, the Company’s valuation of that security could reflect a premium or discount.

The Company believes that the foregoing responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (202) 508-8026 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

/s/ Jesse P. Kanach

Jesse P. Kanach

cc:	Corran Givens-King (the Company)
Nathan J. Greene (S&S)